Filed by: Impax Laboratories, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Impax Laboratories, Inc.

Commission File No.: 001-34263

This filing relates to the proposed transaction between Impax Laboratories, Inc. (“Impax”) and Amneal Pharmaceuticals LLC (“Amneal”) pursuant to the Business Combination Agreement dated as of October 17, 2017 by and among Impax, Amneal, Atlas Holdings, Inc. and K2 Merger Sub Corporation.

The following is a transcript of a conference call conducted by Impax and Amneal regarding the proposed transaction on October 17, 2017 at 8:30 a.m. Eastern Daylight Time.

IMPAX LABORATORIES, INC.

Moderator: Mark Donohue

October 17, 2017

8:30 a.m. EDT

OPERATOR:	This is Conference #8089329

Operator:	Good morning, my name is Phyllis and I will be your conference operator today. At this time I would like to welcome everyone to the Amneal Pharmaceuticals and Impax Laboratories combined conference call. All lines have been placed on mute to prevent any background noise.

After the speakers’ remarks, there will be a question and answer session. If you would like to ask a question at that time, please press star then the number 1 on your telephone keypad.

If you would like to withdraw your question, press the pound key. Thank you, I would now like to turn the call over to Mark Donohue, Vice President of Investor Relations and Corporate Communication. Please go ahead.

Mark Donohue:	Thank you, Phyllis and good morning everyone. Thank you for joining us to discuss the proposed combination of Amneal Pharmaceuticals and Impax Laboratories which we announced in the press release issued earlier this morning.

A copy of the press release as well as the slide presentation that we will be using this morning are available within the investor relation section of Impax’s website at Impaxlabs.com and as part of the webcast. These documents are also available on Amneal’s website at amneal.com.

Our discussion today may include certain forward looking statements and actual results may differ from those presented here. The factors that could cause such a difference are outlined in our SEC filings and slides two and three of today’s presentation.

The presentation today will include remarks from Amneal’s founders and co-chief executive officers, Chirag Patel and Chintu Patel and from Impax’s President and Chief Executive Officer, Paul Bisaro and Impax’s Chief Financial Officer, Bryan Reasons. Following their remarks, we’ll open lines up for a question and answer session. With that, I’ll turn the call over to Paul.

Paul Bisaro:	Thank you, Mark and good morning everyone. Thank you for joining us, we are extremely excited about this opportunity to combine Impax and Amneal. Chirag and Chintu and the more than 5,000 employees at Amneal have created one of the most exciting growth companies in our sector.

Impax has been pursuing creative ways to enhance and grow our business as part of our path forward strategy and this transaction clearly achieves that objective. This combination is strategically and financially compelling for both Impax and Amneal. On slide six, we highlight a few of the many benefits this combination will create.

The combined company will rank as the fifth largest generics business in the U.S. by IMS Sales and have one of the industry-leading high value generic pipelines. This well diversified pipeline, which stretches across multiple dosage forms, will be a major driver of our projected double digit growth over the next three years.

Our combined portfolio will be supported by global, high quality development and manufacturing capabilities. The strong cash flows that we expect to generate will provide sufficient resources to pay down debt and still be able to invest in further adjacencies in the pharmaceutical space.

The deal will be accretive to Impax’s adjusted earnings within 12 months after the close. We are targeting $200 million of annual run rate synergies within the first three years.

Turning to slide 12, while we are not proponents of giving long-term guidance, we wanted to give you a sense of what we think we can do with the combined company from now through 2020.

Specific revenue guidance is always a challenge in this space as it is reliant upon FDA approval timing. However, I think we are comfortable with the growth profile of the combined company to get us to approximately $2.6 billion in net revenues by 2020.

This will be driven primarily by the new product approvals and launches coming from the high-value diversified pipeline of 150 ANDAs currently pending at the FDA.

We expect double digit revenue growth to drive strong adjusted EBITDA growth over the next three years. And our current forecast is for Pro Forma Adjusted EBITDA from the combined company to grow from more than $600 million in 2017 to over $1 billion in 2020.

An overview of the transaction and a few of the terms are outlined on slide 8. This is an all equity merger with Amneal Holdings holding 75 percent and Impax shareholders only 25 percent of the combined entity. The new company, which will be named Amneal Pharmaceuticals is being structured as an Up-C for tax purposes.

This will result in a tax benefit with Amneal Holdings getting 85 percent of the tax value and the new company getting 15 percent of that value. Turning to the leadership, Chirag and Chintu are playing a central role; first by helping us with the integration effort and by serving as co-chairmen of our expanded board of directors.

I will serve as CEO and Bryan Reasons will stay on as CFO. The board will be split six to five with Amneal nominating six members and Impax nominating five. Impax’s current chairman, Bob Burr, is expected to stay on the board and serve as the lead independent director.

Should Amneal’s ownership of the outstanding shares of common stock fall below 50 percent, their board representation will also step down with their ownership interest. There is a lock up period of 180 days with regard to additional shares of Amneal Holdings shares, following the close of the transaction.

In connection with the transaction, Amneal Holdings members have entered into definitive purchase agreements with select institutional investors, including TPG and Fidelity Management and Research Company to sell 46.8 million unregistered common shares or approximately 15 percent of the total equity of the new company.

This private placement will be at $18.25 per share and will be consummated at closing of the combination.

Following the close, this will reduce Amneal Holdings member share ownership of the new company from approximately 75 percent to around 60 percent. The Transaction Timeline is listed on slide 9. While we have the customary filings, we only have a limited number of overlapping products for the FTC to review.

The expected 2017 revenues of these overlapping products is approximately $10 million. Over the coming weeks, we will define the integration planning team and will include – that will include representatives from both companies.

Amneal and Impax have complementary cultures and shared values and that will facilitate integration planning. We estimate the closing to occur during the first half of 2018.

Moving to slide 10, the combination of our two organizations creates a strong generic pipeline with a significant number of high-value opportunities across just about every dosage form available. It also gives us the scale and flexibility to be creative, not just in go to market strategies, but in all commercial strategies in the evolving generic industry.

The strong cash flows that we expect to generate from this combination also provide flexibility to expand the specialty side of our business, as well as explore other adjacencies that can provide our new company with continued long-term growth. With that, I’ll turn it over to Chirag.

Chirag Patel:	Thanks, Paul, good morning everyone. Thank you for joining us on behalf of my brother, Chintu and all the employees at Amneal, we are so thrilled about this transformational moment for our company.

Over the years, we have come to know Paul, a unique leader in our industry with a world-class background in running a successful business with integrity and couldn’t be more excited about our future together.

On slide 12, let me share briefly about Amneal, we are a business built on the three pillars that define our story and culture; a growth mindset, entrepreneurial drive and obsession for quality.

These family values are the drivers of our success since our foundation in 2002 which has been strategically balanced between effective M&A integration and organic growth all while strategically investing in U.S. based R&D.

We are primarily a U.S.-focused company, with a small commercial presence in U.K. and Germany. Over the last 15 years, we have been investing in our people and science. This has paid off as evidenced by strong growth and our high value, diversified portfolio of complex generic products across multiple dosage forms.

By reinvesting $1.3 billion of profit back into our company over the last five years, we have created a first class R&D organization and a modern manufacturing infrastructure. These investments have delivered compounded revenue growth of 14% and adjusted EBITDA growth of 15% over the last three years.

As a result of these investments, we are well positioned to continue to see strong growth over the next three years. In the appendix section of this presentation, you can find additional information about Amneal beyond what will be presented today. Turning to slide 13, you can see the size of the combined company’s portfolio and pipeline.

Our combined commercialized portfolio includes approximately 165 product families across many dosage forms. While our filed pipeline will be one of the largest among the U.S. generic companies, with approximately 150 applications filed at the FDA. We also have commercial rights for two Biosimilar products which will help our hospital-based business to grow.

One of these Biosimilar products is filed, Neupogen and one we expect to file in early 2018, Neulasta. These products were developed by our research partner, Adello BioSciences.

We will commercialize these products and share the economics with Adello. We are also very excited with the with the opportunities the Impax Specialty Pharma division brings to deal.

Turning to slide 14, the combined company will have a stronger commercial presence through an enhanced and diversified portfolio of products. As of today, the combined generic portfolio holds number one for number two positions in 50 percent of products that we sell.

This will lead to more diversification of total revenue with the top five generic products that are presenting approximately 25 percent of total combined company’s net revenue for the last 12 months, ending June 17th.

We expect the significant investments in R&D over $1 billion by the combined company in the last five years will be a leading driver of our future growth. I will now turn it over to Chintu to discuss R&D and operations.

Chintu Patel:	Thank you Chirag. Good morning everybody, thank you for joining. As Chirag mentioned, this is a very exciting day for everyone at Amneal. We have enjoyed watching our company blossom from a small company to one of the fastest growing U.S. generic pharmaceuticals.

We believe this combination will help us further achieve our long-term goals of providing greater access to safe and affordable medicine for people around the world while also positioning us for continued success.

Turning to slide 16. We have highly accomplished research and development capabilities in U.S., Ireland and India with seven R&D centers all located within our global manufacturing infrastructure.

In addition to the significant investment in R&D, over the past decade we have committed substantial resources to building a high quality, modern manufacturing infrastructure which supports multiple dosage forms as well as API capabilities.

Our existing infrastructure has capabilities to manufacture our current pipeline and all of our pending products. And we have strong quality systems and a solid, solid track record of FDA inspections and compliance adherence.

Our facilities have been successfully inspected 59 times since 2002. Additionally, we have the capacity to improve the overall company’s combined gross margins by bringing in some of Impax’s products that are manufactured by CMO.

Turning to slide 17, which provides a snapshot of our diversified portfolio of both filed and development projects. In total, we currently have approximately 315 projects in the combined pipeline of which half of these are what we consider to be high value opportunities.

High value products that have the potential to be first to file, first to market or other high value opportunities with three or fewer competitors estimated at launch. While oral solid products currently represent roughly half of our combined 2017 revenue, our pipeline is diversified across multiple complex dosage forms.

And as you can see from both our filed pipeline and especially our products currently in development, the future of our generics franchise is more heavily weighted towards complex products such as injectables, topicals, transdermals and respiratory.

The chart at the bottom of the slide clearly shows the output of our heavy investments in R&D over the last five years. In 2017 on the combined company basis, we expect to file approximately 60 ANDA’s.

The combined companies, going over to slide 18, the combined companies R&D and manufacturing footprint is highlighted on slide 18. Our capability spans all those forms including oral solids in the United States and India, injectables of (inaudible) and selective API’s in India. Respiratory in Ireland. Liquids, topicals, transdermals, packaging and distribution in the United States.

The two API plants in India produce selective material for internal use only. This is roughly about 25 percent of our products. The seven R&D operations are all collocated with manufacturing. This proves beneficial in technology transfer and scale-up of pipeline products.

Amneal has a track record of successfully launching all of its products. Amneal is well positioned to compete in all dosage forms with broad in-house capabilities in R&D and manufacturing which allows us to control our supply chain, maintain high quality standards and drive industry leading margins. Now I will turn over to Bryan.

Bryan Reasons:	Thanks Chintu. Good morning everyone. Slide 20 highlights a few of the few financial benefits of this transaction, but before discussing the benefits, I do want to point out that we did reconfirm our 2017 full-year guidance in this mornings press release.

This combination will accelerate our financial growth. We currently expect the new combined company to generate pro forma adjusted EBITDA of approximately 600 to 650 million in 2017.

For 2018, we currently expect combined pro forma adjusted EBITDA of approximately 700 to 750 million. This includes 80 to 120 million of year one run rate cost synergies.

We expect that the transaction will be accretive to Impax’s adjusted EPS within the first 12 months. Additionally, we expect this strategic combination to deliver double-digit revenue, adjusted EBITDA and adjusted EPS growth over the next three years following close.

This combination will also result in significant synergy opportunities. We have currently identified 200 million of cost savings within three years. These savings will be incremental to the previously announced Impax’s cost saving initiatives.

Turning to slide 21, we have fully committed financing in place to refinance the total combined outstanding debt of $2.5 billion. This includes current term loans of 1.6 billion for Amneal and $325 million for Impax as well as Impax’s $600 million of convertible notes outstanding.

We expect that the strong cash flows generated by this combined organization will allow for quick debt repayment as well as continued investment in growth opportunities. Our combined net leverage at close is expected to be approximately four times trailing 12 months pro forma adjusted EBITDA.

Our goal is to de-lever below three times within 18 to 24 months following the close of the transaction. I’ll now turn the call back over to Paul.

Paul Bisaro:	Thanks Bryan. As I mentioned earlier, the next steps are pretty clear. We have to make our filings with SEC and the FTC and other authorities. And we hope to move through this process expeditiously.

We will begin our integration planning and we will plan to — that we will plan to complete prior to close and be prepared to implement those plans upon close. And as I said earlier, we anticipate the transaction will close in the first half of 2018.

This combination will create one of the most dynamic companies in our industry. It accelerates impact stand-alone long-term growth profile and is expected to result in the combined company and showing double-digit revenue and adjusted EPS growth through 2020.

This company will have some significant cash flow to reinvest both organically and through business development. Finally, I would like to say thank you to my Impax colleagues and my new Amneal colleagues for their hard work and dedication that has allowed this combination to be possible. I’ll turn the call back to Mark for questions.

Mark Donohue:	Thanks Paul. So before we start the Q&A, I’d like to ask if you please limit yourself to a single question and a follow-up as needed so that we can get through all your questions today. So, let’s turn the call back to Phyllis to open it up for questions.

Operator:	At this time if you would like to ask a question please press star then the number one on your telephone keypad. Your first question comes from the line of Gregg Gilbert with Deutsche Bank.

Gregory Gilbert:	Thanks, good morning everyone.

Mark Donohue:	Good morning Gregg.

Gregory Gilbert:	Let me start with a financial one and my follow-up will be more strategic. First financially, Paul and team, I think it’s fair to say that investors are a little bit gun shy about signing up for revenue growth in the generic business, let alone double-digit growth.

So I was hoping you could share some detail on what level of base erosion you are factoring for both of your business so we can get a sense of how much new product flow is sort of expected to make feel like it’s a conservative versus aggressive goal.

And my strategic follow-up, maybe for you Paul, as you think about the profile of the new company and I’m not asking about the next deal yet, you have some time to close this one.

But, how would you rate the relative importance of things like increasing the branded mix, improving your tax structure, perhaps adding a distribution vehicle. You know all the question we’ve been asked, so perhaps you can update you answers to those in terms of long-term strategic thinking beyond this transaction. Thank you.

Paul Bisaro:	Yes, thanks Gregg. I’m going to turn it over to Bryan to give you the first and that will give me time to think about the answer for the second one. So, Bryan?

Bryan Reasons:	Thanks, Gregg. So on your question on base price erosion, the way we modeled was if there were no barriers to entry and no other competitive reasons to model something. We did 8.5 to 10 percent base price erosion. When we looked into both businesses that kind of aligned, both of the — of these businesses.

And then on — obviously on first to file opportunities and first market opportunities, we did — we did build a new competitor every six months. So that would be greater price erosion on those.

And then for certain products where we have clear barrier to entry views through settlements or other things such as Oxymorphone ER or epinephrine auto injector. We didn’t build in as much price erosion. That’s our general modeling assumptions.

Gregory Gilbert:	Thanks.

Paul Bisaro:	And the growth comes from the launch.

Bryan Reasons:	Yes, and our growth — our growth obviously comes from the — new launches in the combined pipeline that we’ll, I’m sure, talk about a lot in future questions.

Paul Bisaro:	And then, as to your strategic question, Gregg. I think that platform and this new company gives us a great sort of launching pad for thinking about ways to grow our business even at a faster rate than we’ve provided. We need to, obviously, focus first on integration. And we need to focus on closing the transaction.

But post close and post integration work and operational excellence work, we will look at deploying our capital in a couple of ways. One we’ll first, of course pay down debt to give us flexibility and a strong balance sheet.

Then second of all, we’ll look to look at our specialty business and figure out ways to help improve that franchise as well as look at other selective franchises in the specialty space.

As you know, we recognize our sides even in the combined entity. And so we’re probably looking at more niche spaces. But we feel comfortable we can use our existing capabilities, including our manufacturing capabilities, to support our efforts there. The other thing we’ll do and I think a little different this time is we’ll look at other adjacencies.

Those adjacencies could include everything from a distribution channel network of some kind. We don’t know how we would approach that just yet. There’s lots of thinking to do around that. But maybe even other adjacencies that others — that we haven’t thought of in the past.

Cash pay businesses, cash businesses that work in conjunction with the pharmaceutical space. So I think those are the kinds of things we’re looking at as we go forward to try to find ways to drive growth, not just for the first three years but beyond that.

Gregory Gilbert:	Thank you.

Mark Donohue:	Thanks, Gregg. Next question, please

Operator:	Your next question comes from the line of Randall Stanicky with RBC Capital Markets.

Randall Stanicky:	Thanks. Just a question Paul and possibly for Bryan as well. As you think about the EBITDA you’ve build and it looks like we are going from 35 percent in 2017 to 42 percent in 2020.

I guess, two questions. One is that right? And what’s driving that? Is — Paul is that mix — is that assumed improvement in the broader, generic backdrop? And how much confidence do you have that we can see those margins ramp over the next several years?

Paul Bisaro:	Well, let me say, it’s actually a mixture of two things. It’s both improved margins, product mix and COGS. But Bryan, why don’t you…?

Bryan Reasons:	And I think one of things you have to remember, over the last 18 months Impax has announced 135 million of cost-savings. Those really are just starting to kick in, you’ll start to see them kick in late Q3 into Q4. And really kick into 2018. So that causes significant margin expansion. In addition, it is product mix.

We have, Impax has several products that are very stable. And then on the Amneal side, they have several high-value product launches coming up. So the combination of all that creates significant margin expansion.

Chirag Patel:	I would like to add one thing, that Amneal products are not partnered. So all the profits are captured in house because it’s developed in house, manufactured in house, supplied to our sales and marketing. So it’s more margins than typically you would expect in all those dosage forms.

Randall Stanicky:	Yes, and can I ask a follow up to Greg’s question? Maybe similar but in different way. Paul as you think about this combination, you’re creating a much larger generic company at a — at a time where there’s obviously generic challenges in the backdrop. And there’s been some less investor interest in the space.

What would you — what do you say to investors who are looking at the space right now and looking at some of the challenges? Where are we in that cycle, are you looking at the couple next years, do you see recovery? What do you see that gives you confidence to add another large generic asset into the current environment?

Paul Bisaro:	Yes, well Randall, I think first of all, I think I see the new combined company. The new Amneal as the strongest — one of the strongest companies in space with a couple of advantages. One, we have all the dosage forms that you could want. We have a great pipeline behind those products. We have high quality, cost efficient manufacturing.

We have — I mean, to say this way, we have one of the nicest houses in the neighborhood. And what we need to do is improve the neighborhood. So what we’re going to try to do is work with our colleagues and others to try to drive our business through thinking about new ways to approach the challenges that the industry faces.

Those challenges include and have been — made no secret about this, ways to distribute products to patients. In the past, we’ve thought mostly about our customers as being the wholesalers and the retailers and the mail-order companies. And I think we as a generic industry need to start thinking about our customers as patients and find ways to be more connected to those patients.

And that’s going to be one of the — one of the ways we address some of the challenges that this industry is facing. The great news about new Amneal is we have — we now have the resources to be able to do that not just from a product perspective but from a financial perspective. So that’s what makes me so excited about this transaction and why I think we can be successful and in what is clearly a challenging industry right now.

Randall Stanicky:	That’s great. Thanks, Paul.

Mark Donohue:	Thanks. Can I have the next question, please?

Operator:	Your next question comes from the line of Dana Flanders with Goldman Sachs.

Dana Flanders:	Thank you for the question. My first here, can you help us think about just the greater scale of the combined business? And I know you just referenced this in your last answer, Paul.

And just the impact you would expect that to have with buyers heading into 2018. And will leveraging the combined portfolio help or is it more the pipeline and the ability to launch on limited competition products? And then I have a quick follow-up.

Paul Bisaro:	Yes, I think — I think you hit it head-on. I think it is — it is not only having the scope and scale. But it is also having those high-value products that allow you to be relevant to all the — of all the purchasers of pharmaceuticals.

And that is the key and if you look at the slide deck and you look at the portfolio mix and we talk about 50 percent or more of those opportunities are in that pipeline being high-value opportunities as we’ve defined them.

That is an extraordinarily strong pipeline. And I think that will help us deal with the situation that is presented. Chirag, did you want to add anything to that?

Chirag Patel:	I think you covered it.

Paul Bisaro:	OK.

Dana Flanders:	Great. And then my follow-up just on the pipeline. I know we’re kind of waiting for from some of — some of Impax’s high value launch opportunities. Can you help flush out kind of what we have got on the Amneal side?

I know you’ve laid out kind of the three-year double-digit revenue growth outlook. Are there any near-term pipeline products that you could highlight to help us get there?    Thank you very much.

Chirag Patel:	We have many products that we are launching. Some of them we — the paragraph four, we have made public which includes Copaxone, Lialda, Xyrem, we just (put) Neupogen. So there a few are publicly available. There’s about 42 Paragraph fours are in — are filed. And Concerta, Renvela.

So we have — a list is — we expect almost 40 plus launches from now to end of next year and continue on every year. And half of them are high value products. So I hope it gives you some color of our pipeline.

Basically, it covers all — most of the products that are talked about in the high value profile in each category. And you will — now we will become public, we disclose more going forward and you’ll get to see many more products from our pipeline.

Mark Donohue:	Thanks, Dana. Next question please.

Operator:	Your next question comes from Andrew Finkelstein with Susquehanna Financials.

Andrew Finkelstein:	Hi, good morning and congratulations on the transaction. I was hoping you could maybe give a little more detail on how you thought about the cadence of approvals over the next couple of years, is it sort of probability weighting each of the products on the pipeline or how you went about that?

And then if you could be more specific on the assumptions about some of the products at risk. You talked about assuming an additional competitor each six months on some of the bigger products, and 8 to 10 percent on some of the based portfolio.

But some of the chunky ones that we know about, Yuvafem for Amneal, Albenza for Impax and also where you have a profit sharing deal next year and volumes are still under pressure, how do you think about some of those in the progression from this year to next year?

Paul Bisaro:	OK, well, Andrew, let me start – I’ll start with the Impax pipeline and then we’ll move over to the Amneal pipeline. I think with respect to the two you mentioned, Albenza and Oxymorphone; we have assumed generic competition Albenza in 2018.

We’re coming to the end of 2017, it’s certainly possible we could have it this year but so far we have not heard anything on that topic. So we’re assuming now it’s more likely an early 2018 genericization of that product.

With respect to Oxymorphone, you are quite right. We do begin our profit-sharing arrangement with Endo at the beginning of next year. As we’ve talked about — we will be the only and are currently the only Oxymorphone extended release product that is available and we are providing — we are going through a number of steps to remind doctors and pharmacists that this product still is available and remains available.

We’ve sent – we’ve done some direct mailings, which show positions how to write this product — and pharmacists and physicians actually — not just that its available, but how to write for it.

And so we think we can bend the curve a little bit on this product. We know with the advent of the Opana ER — the tamper-resistant losing sales support that there has been through a bit of a gap, but we’re going to step into that gap and try to get that curve bent. Maybe I’ll turn it over Chirag and Chintu to talk about the Amneal pipeline.

Chirag Patel:	Sure. You mention Yuvafem, which we were expecting competition. Obviously we – you know Teva was coming) and they came four months late, which allowed us a little bit larger window, but we had them in the model, and we also expect one more competition next year and later in the year, another competition, and all that is built in the model.

Amneal pipeline is so broad that we expect 12 plus products to be $50 million plus in revenue over from now to 2020 and constantly rotating – and this is what you have to do in generic business.

If you don’t have the new product launches and many of them high value as we pointed out, 50 percent of them you cannot go. And this is why we have double digit growth, because of these products.

Now, Bryan can give you the (inaudible), now just one point on (inaudible) we have even after the (inaudible), I think that was your first question. (inaudible)...

Bryan Reasons:	I think – yes, when I look at the pipeline – the modeling assumptions, depending on how far along the work is, there is different levels of probability success, but really the drivers, more on the estimated timing of approval and the competitive landscape at the time of the approval, more than probability.

I mean, usually in generic, if you’re working on a project, it’s going to be successful eventually and its more about that the timing into this makes financial sense to continue it through to the final approval.

Chirag Patel:	And we also have (inaudible) pipeline forecast, based on multiple factors, like complexities, litigations, other practice – we know FDA is getting good at approving complex products, but not there yet. So Amneal was one of the pioneers working with the FDA, so we affected all of them.

Andrew Finkelstein:	And so, it’s more about a bottoms up estimation — the timeline and probability of success?

Bryan Reasons:	That’s correct.

Mark Donohue:	Thank you, Andrew. Next question please?

Operator:	Your next question comes from the line Chris Schott with J.P. Morgan.

Christopher Schott:	Thanks very much. Just two quick ones here. First on the synergies. Can you just give us a little bit of color of where those are coming from and specific to that is the company still going to be able to invest at this kind of double-digit percent of sales R&D spend going forward? And I just had a follow-up question to ask, possible.

Bryan Reasons:	Yes, I’ll answer that, and then everyone can jump in. So the first question on R&D, I think we’re targeting and the combined company gets to it almost immediately around 10 percent of net revenues, which is maybe slightly higher than generic but you have to remember, there is a specialty component to that R&D.

And R&D is with Newco, it’s still a very, very important growth engine. So that’s where we’re targeting it initially. As far as synergies, they’re kind of in three main areas, the SG&A synergies are probably typical to maybe slightly conservative on a combination of the size of these two companies.

And then the other areas that we that we mentioned, bringing in CMO products into the more efficient Amneal manufacturing footprint, certainly creates synergies. And we feel like we’ve been pretty conservative on both the savings and the timing of the savings. And then we’ll look at the --how to rationalize and become more efficient with the combined internal manufacturing capabilities.

But certainly the — I would say the two thirds to three quarters of the savings – probably two thirds of the savings come from COGS and then obviously R&D is the bucket where we have two R&D organizations that will combine into a more cost efficient, but effective R&D function.

Christopher Schott:	Great, thanks a lot. And then the (inaudible) question I had is just, in building on, maybe the last question, do you have the longer term model – the combined obviously, it’s a much differentiated pipeline.

You’ve been ahead of some of your peers investing in some of these limited competition markets, but is there any concerned that, as we’ve seen the industry increasingly pivoting towards some of the markets you guys are targeting today, the FDA seemingly getting faster in terms of approvals, that is we think out — not so much 2018, but kind of 2019, 2020 — the competition catches up, you see a greater degree of maybe erosion in the business than you’ve been seeing.

How do you kind of balance out and get comfortable on that, as we get like, 2020 numbers, et cetera, that we don’t see a far more competitive landscape in — in these limited competition markets than what we see today? Thank you.

Paul Bisaro:	Yes, well Chris, let me address that. I think one of the things about limited competition markets, is they have existed since 1995. And the challenge has always been entering those limited competition markets, and truly everybody can talk about it, but very few can actually do it in.

And it’s not because people aren’t trying, it’s because the cost, time, money, effort, and you have to have not only the scientific expertise, you have to have the facilities available and you have to have the financial resources to be able to spend on these very expensive projects.

This company in the structure that is has now has the ability to do all that. Remember Amneal overinvested in R&D for the first 10 years of it life and new company — the new Amneal is going to enjoy the fruits of that.

I can’t guarantee that all of these products will not have additional competition, but I am confident that we will have a limited amount of competition in some of these projects simply because they’re very difficult to do, they’re very high cost and you have to have the facilities and resources to be able to do them.

In addition to that, we have a lot of shots on goal. That is something that is very exciting for us and we’ll be one of the top tier companies with the number shot bundle that we have, and that’s why those 150 products pending at the FDA are so important.

Having said all that, as we look out three, five, seven years, we understand that as we — the law of large numbers is in our favor right now. We are a small company that’s growing, which is why we know — we feel very comfortable about double-digit growth.

As we get out five to seven years, we have to recognize that our growth profile in our generics business is going to slow down and so we need to deploy our capital in a way to give us adjacencies that allow us to grow beyond those five to seven years at this fast rate because I like growing double-digits. That’s the exciting times and that’s where we want to be.

So that’s kind of a long-term view of where we’re going and how to get there. It’s about executing on the current pipeline and deploying capital to help us grow faster in the out years.

Christopher Schott:	Thanks a lot, and congrats on the deal.

Mark Donohue:	Thanks, Chris. Thank you. Next question, please.

Operator:	Your next question comes from the line of Louise Chen Cantor Fitzgerald.

Louise Chen:	Hi, thanks for taking my questions. So, my first question here is that, with respect to the deal and sequentially more common than midsized generic space, do you think the shift of balance of power in any way, away from the buying consortiums or is it not enough to really move the needle?

And then my second question here is that two of Amneal’s biggest assets are opiates, and I’m just wondering if you have any thoughts in the growth of these products going forward given potential action from (inaudible)? Thanks.

Paul Bisaro:	Sure. I will talk about – when I start, Louise, with the opioid question and then we’ll start with the balance of power question. That’s – maybe I’ll let Chirag talk about that one – that’s a tough one, first.

On the opioid question, look, we are responsible manufacturers, both Amneal and Impax are responsible manufacturers and we will continue to do all the things responsible manufacturers need to do.

Suspicious order monitoring, making sure that we are shipping within controls, and all the controls around the DEA requirements which we’ve implemented and we will continue to implement.

With respect to the opioid crisis as its defined, I think we need to be part of the solution, not vilified by the crisis, and because it’s really an epidemic of – that’s people related and we need to help those people solve those problems.

Yelling about pharmaceuticals isn’t going to solve that problem. So, I think we need to be part of the solution, we will certainly work to be part of that solution. I guess the last point I’ll make is I don’t believe that opioids will be removed from the market. I believe they will be controlled, and continue to be controlled, appropriately.

But these products are very important to people who are in pain, and they work, and people will continue to take them because they do work and people do have pain.

So I don’t expect the FDA to remove them from the market, I expect tighter controls, but I expect to be – the new company to be part of that solution going forward. So, I’ll throw it over to Chirag to deal with the buying consortium.

Chirag Patel:	I just would like to answer one – in Amneal’s current portfolio, opioids, oxycodone, hydrocodone, makes up only five to eight percent sales. So it’s not significant at all. On the buying consortiums, while they are powerful, we have endured great relationship with them.

We have seen some sign of hope, where the pressure of commodity products that they use to give last year, when they consolidated. Little bit going away from two consortiums.

One consortium is still pushing for pennies, and we’re all pushing back, because it’s not – I mean we – well, cost of quality cost of new track – trace and track system. There’s a lot of cost at manufacturers, and we cannot keep providing them that.

How far are we going to go? And they’re realizing that, and we have obviously more products, so we are well balanced with all the consortiums. We are also supporting the regional distributors.

We are going with sales because a lot of our products are made in the United States. We support new 340B distribution channels. So, we got the– there’s a lot more things that are happening and Paul’s favorite subject is a new distribution channel, which we hope are coming in as well. So there’s a little softening over there.

Mark Donohue:	Thanks, Louise. Next question please.

Operator:	Your next question comes from the line of David Reisinger with Morgan Stanley

David Reisinger:	Thanks very much. Congrats to both sides on the transaction. Hi Paul. I just wanted to ask two – a little bit more detailed questions – a lot of high level questions have been asked.

So, first I was just hoping that you could comment on Copaxone. I think it was delayed beyond when Amneal was hoping for approval and just wanted to understand what you need now to garner approval for that high value product opportunity.

And then second, with respect to the combination of Econdisc and we’ve to follow on to prior questions, I’m assuming the negotiations this winter will be between the companies separately since you won’t be combined – when do you expect those initial contracts with the combined buying entity to be completed? Thank you.

Chintu Patel:	So the first question, Copaxone, as you know it’s a highly complex product in molecules, and that lots of difficulties not faced by not only us but all the people in the market.

But as of today I can say that we are sitting in a good place - we are really comprehensive in response to the FDA. And next year we expect approval in one of our Copaxone – mainly the 20 million.

So, because of the complexities it has taken a little longer than expected, but we wanted to make sure it’s a very comprehensive answer where the next action would closer to approval. And they – It’s the same sense for 20 and 40 million so I think we’ll be getting both the products, but we are comfortable with 20 million in the next year.

Chirag Patel:	David, your second question on Econdisc, good to talk to you David, Econdisc and we have done our analysis at the Amneal level. We don’t have much of a – things to negotiate with them.

They already reached out to us and I’m sure they reached out to all to harmonize the pricing and buying by end of the year. And fortunately, we didn’t have much of a difference between them with the portfolio we have.

Paul Bisaro:	Yes, and with respect to Impax, we of course will be managing this process separately until close. But Impax is not over indexed at Econdisc either so we don’t expect much impact either.

David Reisinger:	Great, that’s very helpful. And one quick follow up, why would 40 milligram Copaxone be different than 20 when its simply double the dose? Why would that be more of a struggle to garner approval of usually double given products doses isn’t a hurdle for pharmaceutical approvals?

Chintu Patel:	So David, I’m sorry but the science is exactly the same so there will not be a hurdle only is the timing. The 20 milligram response is going little bit, because both products were filed at a different time.

So, it’s just the timing but the science is applied same to both, that’s why we are confident that following 20 milligram we will be getting approval for 40 milligram. But both are separate ANDAs filed at separate times. So its just a matter of timing not the science. So it’s the same science.

David Reisinger:	I see, thank you very much.

Paul Bisaro:	Thanks, David.

David Reisinger:	Thank you

Operator:	Your next question comes from the line of Gary Nauchman with BMO Capital Markets.

Gary Nauchman:	Thanks, good morning. With a much broader portfolio, are there any therapeutic areas or categories that you might consider exiting once you rationalize the portfolios if it’s not as profitable?

And how much of a priority would it be to expand the specialty branded franchise as well as your presence with biosimilars? And then I have a follow-up.

Paul Bisaro:	Sure, I don’t think we’ll be rationalizing our portfolios in the generic space. That probably won’t.

But we will certainly continue to monitor products where they fall below direct costs or they — we get into a situation where it’s just not cost-efficient for us to supply them. That’s been true at Impax, and I know it’s been true at Amneal as well and the new company will also monitor the same thing.

With respect to expanding beyond our current specialty base in CNS and movement disorders, we will look at that. I mean, one of the things — new Amneal brings to us is a small hospital-based sales force that is selling complex injectables and will also do the marketing of the biosimilar products that we have in our combined pipeline.

And we will continue to look at adjacencies in the hospital area to take advantage of some of the interesting projects that Amneal has working on in the injectable space and Impax has been working on also in injectable space.

Those being some 505(b)(2) opportunities and other things. With respect to biosimilars going forward, we see ourselves more as a commercial partner as opposed to a developer of biosimilars.

We have plenty to do on our plate right now with very complex molecules, peptides and difficult projects. And right now, we’ll look to be the commercial partner for biologics or biosimilars and sort of figure out a path — a path a little bit later if we want to get back into the manufacturing of those.

Bryan Reasons:	And I think going back to the first comment about exiting certain products, I think it might be the opposite. We — Impax over the years has stopped manufacturing quite a few products because of our cost structure and it was no longer profitable.

And as part of the integration we’ll be looking at, does it make sense to bring those products into the more efficient Amneal manufacturing footprint? So I think it actually could be the opposite of that.

Gary Nauchman:	OK. And then my follow-up is actually on that last point Bryan. So just in terms of gross margins for the pro forma company, are there actually any plans to consolidate any of the manufacturing facilities on either side? And what is a good target for gross margin over time for the pro forma company? How should we think about that?

Bryan Reasons:	I think we’re — right, we’re announcing it today. We’re still early days in integration, so as it evolves, we’ll keep you guys informed.

Gary Nauchman:	OK. Thank you.

Mark Donohue:	Next question, please.

Operator:	Your next question comes from the line of Elliot Wilbur with Raymond James.

Elliot Wilbur:	Thanks, and good morning. And congrats to…

Paul Bisaro:	Hi, Elliot.

Elliot Wilbur:	…all in the deal and particular, congratulations to the Amneal team, built a very impressive business in a relatively…

Male:	Thank you.

Elliot Wilbur:	…short period of time. I wanted to shift gears a little bit and just talk about the share ownership by Amneal and the founders. Rough math, looks like the company will still hold about 185 million, 190 million shares, even after the private sale.

And I understand there’s a lock up associated with that, but how exactly is that held? Is it just in the hands of the founders or are there other strategic investors that are also going to be receiving equity in the new company?

Trying to get a sense of what the potential leakage of that stock is after the lock up agreement expires. And then I have a follow up as well.

Chirag Patel:	So Amneal — this is Chirag from Amneal. The shares are held by the founders — and obviously, we have a lock up, but this is our life’s work we are putting here. And we know our business the best. So we plan to be long term holders. And any time we would sell our positions, it would be very orderly in the future.

Elliot Wilbur:	OK, thanks. And then as a follow up question, just more specifically on the numbers themselves, with respect to expectations of adjusted EBITDA this year of the combined company is 600 million to 650 million.

Obviously based on results for the first half of 2017 and what we’ve seen from Impax would suggest that we’re quite a bit a ways away from that target. So I’m just trying to get a sense of where the combined companies were.

Obviously not for the September quarter, but maybe for the first half of the year and what has to happen in the second half of the year for you to be at that run rate. Thanks.

Bryan Reasons:	Yes. And I think we’ve talked about this before. On the Impax side, several things create a heavier backend of 2017. Epinephrine Auto-Injector is very seasonal. There’s some seasonality to Zomig, Rytary growth.

So that’s driving top line second half strength. And then again, we did have — we have cost savings ticking in in the first half as well. So it is growth on the Amneal side, clearly they have a bunch of launches coming up, so they’ve also projected significant growth in the second half over the first half.

Elliot Wilbur:	OK. Bryan, is it possible just to give us what the first half adjusted EBITDA numbers were for Amneal at this point?

Bryan Reasons:	Yes. I mean, it’s…

Paul Bisaro:	It’s in the back of the press…

Bryan Reasons:	It’s in the back of the release. I think about 135 million of adjusted EBITDA.

Elliot Wilbur:	All right. Thank you.

Paul Bisaro:	Elliot, the back of the presentation, in the appendix for Amneal, there is a financials disclosed and enclosed for the first six months of 2017.

Elliot Wilbur:	Got it. Thanks again.

Mark Donohue:	You got it. Thank you. Next question, please.

Operator:	Your next question comes from the line of David Amsellem with PiperJaffray.

David Amsellem:	Thanks. So I just wanted to circle back to revenue concentration. And I may have missed this, so I apologize. You talked about the top five products being around 25 percent.

And they look to me as all products — mostly these products will probably have significant or at least modest competition in the near term or not too distant future. So I was hoping that you could elaborate on those dynamics there.

And then just secondly, specifically on Lialda, can you give us your thoughts on expectations for when that may launch and how crowded you think that market might be when you’re there? Thanks.

Paul Bisaro:	Sure, David. Let me take that product concentration point. I think the issue that we tried to convey in the deck and in our discussion so far is that with the pipeline and the high value pipeline that we have, we expect to see our top five products rotate over time.

As competition takes one product down and it has lesser value to the combined entity, we hope that — we think we have plenty of products to replace that. So the point that we were trying to make with the 150 products and the 165 products in development is that these high value product opportunities will continually refresh those top five products.

Now, with respect to some of the products, I think that we have in our combined portfolio — Oxymorphone keeps coming to mind — is we expect that product to have a very long life, since that product is patent protected out through, I believe, the end of the 2020s.

Bryan Reasons:	Yes.

Paul Bisaro:	So we have a nice mix of stable products and as well as a good mix of products being replaced. So on the Lialda, I’ll turn it over to…

Chintu Patel:	Yes, correct. Diclofenac Sodium Topical Gels required a 1,100 patient clinical trial. So that is, we expect to have competition a little later on, a year or two years away or more. Yuvafem, as I mentioned earlier, already has a competition and one more will — is expected next year.

And Impax’s Epinephrine is a pretty stable product as well. And as Paul said, we are constantly replacing the top — Amneal’s top five products every year. So going back to your Lialda question, Lialda is under active litigation. So at this point, we are not in a position to provide any date of launch.

David Amsellem:	Thank you.

Mark Donohue:	Thank you, Dave. We have time for one more caller. Phyllis.

Operator:	Our final question comes from the line of Tim Chiang with BTIG.

Timothy Chiang:	Hi, thanks. Paul, could…

Paul Bisaro:	Hi, Tim.

Timothy Chiang:	Hi, Paul. Hi, Chirag. Congrats on the deal.

Paul Bisaro:	Thank you.

Timothy Chiang:	My question is really tied to capacity and how this deal enables you to maximize the capacity in manufacturing plants in the U.S., Europe and abroad. How does this deal change how much of the capacity that you have in excess or at Impax?

Can you actually get the Hayward, California plant fully optimized faster with this deal? That’s really my question. And does that change — does that also help your margins down the road?

Paul Bisaro:	Yes. Tim, I think from the overall corporate capacity of the combined entity, I think we have plenty of capacity to manufacture the products that are filed, the products that are in the pipeline.

And as we mentioned, we have the opportunity to evaluate some of the Impax CMO manufactured products to be able to add additional products into those facilities. Now, there’s a distinction here to be made.

As you know, we’ve been trying to improve the overall cost of the Hayward manufacturing and we will continue to do that. It is a solid oral dose manufacturing operation. Many of the — and we will continue to move products into that facility to improve that manufacturing cost.

And of course, we’ll evaluate all the costs in our system. But many of the CMO products that our company, Impax, currently manufacturers or has manufactured for it are not solid oral dosage products.

The good news here is that Amneal brings those dosage form manufacturing capabilities to the combined entity, which allows us now the opportunity to consider bringing in some of those CMO products that we didn’t have the ability to do before.

That drives, obviously, long term value creation, it improves cost of goods, improves gross margin and is overall, in the long term, best interest of the combined company. So that’s the way we think about capacity and capacity utilization.

And of course, it’s an always evaluative process. We’ll continue to evaluate that as we go forward. Certainly through the integration planning process. And it’s never over on that topic.

Timothy Chiang:	Paul, maybe just one last follow up, if I could. Still on the financial side. What do you think your pro forma tax rate’s going to be for the new combined entity?

Paul Bisaro:	Yes. We projected our pro forma tax rate to be about 34 percent. And because of the Up-C structure, which we haven’t really talked about — I think, if I’m not mistaken, that number could trend downward over time on a cash tax basis.

Bryan Reasons:	Yes, on a tax cash basis that is true. And right now, we initially, on a non-GAAP basis, expect our effective tax rate to be just about 34 percent. This combination does give us additional offshore substance.

So we’ll look to find ways to accelerate kind of the classical tax planning strategies that you see pharmaceuticals companies trying to do and try to get that rate trending down over time.

Timothy Chiang:	OK. Great. Thanks.

Mark Donohue:	Thank you, Tim. And that concludes our call for today. Thank you all for joining us. Investor relations will be available today and the rest of this week to answer any questions you may have. Thank you again. We will speak to you soon.

Paul Bisaro:	Thank you.

Bryan M. Reasons:	Thank you.

Operator:	That does conclude today’s conference call. You may now disconnect.

END

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed transaction between Impax Laboratories, Inc. (“Impax”) and Amneal Pharmaceuticals LLC (“Amneal”) pursuant to the Business Combination Agreement dated as of October 17, 2017 by and among Impax, Amneal, Atlas Holdings, Inc. (“Holdco”), and K2 Merger Sub Corporation. In connection with the proposed transaction, Holdco intends to file a registration statement on Form S-4, containing a proxy statement/prospectus, with the Securities and Exchange Commission (“SEC”). This communication is not a substitute for the registration statement, definitive proxy statement/prospectus or any other documents that Impax or Holdco may file with the SEC or send to stockholders in connection with the proposed business combination. INVESTORS AND SECURITY HOLDERS OF IMPAX ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

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factors; and (xiv) such other factors as are set forth in Impax’s periodic public filings with the SEC, including but not limited to those described under the headings “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Information” in Impax’s Form 10-K for the fiscal year ended December 31, 2016, in the Form S-4 filed by Holdco and in Impax’s other filings made with the SEC from time to time, which are available via the SEC’s website at www.sec.gov. While the list of factors presented here is, and the list of factors to be presented in the proxy statement are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Impax’s or Amneal’s consolidated financial condition, results of operations, credit rating or liquidity. In light of these risks, uncertainties and assumptions, the events described in the forward-looking statements might not occur or might occur to a different extent or at a different time than Impax has described. All such factors are difficult to predict and beyond our control. All forward-looking statements included in this document are based upon information available to Impax on the date hereof, and unless legally required, Impax disclaims and does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.